June 27, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (604) 682-3941

Narinder Nagra
Chief Financial Officer
Quest Capital Corp.
Suite 1028, 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Re: Quest Capital Corp.
Form 40-F filed March 18, 2008
File No. 001-32667

Dear Mr. Nagra:

    We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the above referenced document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit Index

1.   We note the internet links for accessing Exhibits 99.1, 99.2 and 99.3 are not operational.
        Please assure in your next amendment that these links are operating considering they
        access the Annual Information Form, the audited consolidated financial statements and
        Management's Discussion and Analysis for the three year period ended December 31,
        2007. All comments in this letter refer to the Annual Report for 2007 filed by the
        Company in www.sedar.com of the Canadian Securities Administrators.

Annual Report 2007

Independent Auditors' Report to the Shareholders of Quest Capital Corp., page 33

2.   We refer to the Consent of Independent Accountants, filed as Exhibit 99.4 to the Form
        40-F, which states the audit report is dated March 14, 2008 and the auditors' offices are
        located in Vancouver, British Columbia. Please revise the independent auditors' report
        in the Annual Report for 2007 to include this information. Refer to Rule 2-02(a) and (f)
        of Regulation S-X; paragraph .08(j) of AU 508 and paragraph 85.j of PCAOB AS No. 5.

Note 17, United States Generally Accepted Accounting Principles, page 56

3.   We refer to the "Critical Accounting Policies, Provision for Loan Losses" section on
        page 26 that states the loan portfolio is reviewed on a quarterly basis and specific
        provisions are established on a loan-by-loan basis. Please tell us and revise the Canadian
        GAAP to US GAAP reconciliation to discuss any material differences in determining the
        adequacy of the allowance for loan losses under Canadian and US GAAP. Consider in
        your response the following:

        •   The Company states it provides specific provisions for loan losses under Canadian
            GAAP whereas under US GAAP the provision for loan losses is determined by a
            general loan loss assessment under SFAS 5 in addition to a specific loan loss
            component under SFAS 114.

        •   The Company did not record a provision for loan losses in 2007 and recorded a
            specific provision of $386,000 in 2006 when loans increased $164 million or 130%
            during the two-year period ended December 31, 2007. Refer to Table 4, Loan
            Portfolio on page 22 and the summary of changes in the allowance for loan losses in
            Note 6.b) on page 47.

- Note 5, Loans of the interim financial statements for the period ended March 31, 2008 included in the Form 6-K filed on May 12, 2008 states the Company started in 2008 to provide a general allowance for loan losses for $204,000.

4. We refer to Note 4, Divestitures on page 44 that states in December 2007 the Company disposed of its two wholly owned subsidiaries, Quest Securities and Quest Management which generated management and finder's fees equal to 7%, 11% and 25% of pre-tax earnings before taxes for 2007, 2006 and 2005. Considering the financial statements prepared under Canadian GAAP continue to include the operations of these subsidiaries as part of the continuing operations of the Company, please tell us why the Canadian to US GAAP reconciliation does not include any adjustments and footnote disclosure related to discontinued operations for the two subsidiaries sold as required by paragraphs 42 to 48 of SFAS 144.

5. We refer to Note 1, Nature of Operations on page 40 that states the Company reorganized in 2007 its business, operations, and assets in order to qualify as a mortgage investment corporation, MIC.   Please tell us why there is no disclosure in the Canadian to US GAAP reconciliation regarding the costs and liabilities incurred with respect to exit activities under SFAS 146.

*   *   *

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Edwin Adames (Senior Staff Accountant) at (202) 551-3447 or me at (202) 551-3492 if your have any questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief